EXHIBIT 17.

Gordon Chow

February 5, 2009

Marius Silvasan
CEO & Chairman
TelePlus World, Corp.

Dear Marius,

I am writing to inform you of my decision to resign from the Board of Directors and Compensation Committee of TelePlus World, Corp. effective immediately.

My current schedule no longer allows me the required time to adequately fulfill my responsibilities as a board and compensation committee member.

I thank you and the rest of the Board members for your support, leadership, and friendship.   I look forward to the many successes I am sure we will enjoy as we move in to the future.

/s/ Gordon Chow
Gordon Chow